Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

March 2, 2018

VIA EDGAR

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Chartwell Funds

Registration Statement on Form N-14 (333-222737)

Dear Mr. Minore:

On behalf of The Chartwell Funds (the “Registrant”), below you will find the Registrant’s responses to comments conveyed by you via telephone on Wednesday, February 21, 2018, with regard to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”), relating to the proposed reorganization of the Berwyn Fund with and into the Chartwell Small Cap Value Fund (the “Small Cap Fund”), each a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 26, 2018, under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

We have included each of your comments (in bold) and have set forth the Registrant’s response immediately below each comment. The responses will be incorporated into a filing to be made pursuant to Rule 497(b) of the Securities Act. Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

Disclosure Comments

1.         Comment: In order to avoid confusion, consider using more clearly identifiable defined terms for the Funds, such as “Target Fund” and “Acquiring Fund.”

Response: The disclosure has been revised as requested.

2.        Comment: In the Q&A, under “How will the Reorganization work?,” to the extent applicable, please explain that there will be tax consequences in connection with the Reorganization.

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Response: A cross reference to the Q&A under “Will the Reorganization result in any taxes?” has been added. Disclosure regarding tax consequences as a result of repositioning in connection with the Reorganization has been added under “Will the Reorganization result in any taxes?”

3.         Comment: In the Q&A, under the heading “What are the differences between the Funds’ investment objectives and principal investment strategies?,” with respect to the Small Cap Fund’s definition of small capitalization companies as those with market capitalization of $2.5 billion or lower at the time of purchase, please confirm whether this definition includes micro-capitalization securities. In addition, please disclose whether the Small Cap Fund invests across all industries and sectors. Please also disclose whether the 20% of the Small Cap Fund’s net assets that are not subject to the 80% investment policy may be invested in issuers of any market capitalization.

Response: The current definition of small capitalization companies would include micro-capitalization companies. However, the Small Cap Fund does not invest in micro-capitalization companies as a principal investment strategy, and historically has invested less than 5% of its assets in micro-capitalization companies. Disclosure has been added to the Registration Statement and the Global Fund’s prospectus that, effective May 1, 2018, the Advisor will consider small capitalization companies to be those companies that, at the time of initial purchase, have a market capitalization within the range of the Russell 2000 Value Index during the most recent 12-month period (which was $3.9 million and $8.9 billion as of December 31, 2017).

In addition, disclosure has been added to state that the Small Cap Fund may invest in securities of issuers in any industry or market sector.

Disclosure also has been added to state that, while under normal circumstances the Acquiring Fund expects to invest greater than 80% of its net assets in small capitalization companies, up to 20% of the Acquiring Fund's net assets may be invested in equity securities of companies that do not meet the foregoing capitalization range, or in cash or cash equivalents.

4.        Comment: In the Q&A, under the heading “What are the differences between the Funds’ investment objectives and principal investment strategies?,” please disclose whether the Small Cap Fund’s investments in ETFs are included as part of its 80% investment policy, or the other 20%, or both.

Response: The following disclosure has been added as requested:

Investments in such ETFs are included in the Acquiring Fund’s 80% investment policy noted above.

5.         Comment: In the Q&A, under the heading “Will the Reorganization result in any taxes,” with respect to the statement that “we expect to receive a tax opinion confirming the federal income tax treatment,” please clarify whether the receipt of such opinion is a condition of the Reorganization, and whether the Reorganization will proceed if such opinion is not received.

Response: Disclosure has been added to indicate that the receipt of such tax opinion is a condition to closing the Reorganization.

6.        Comment: In the Proxy Statement/Prospectus, with respect to the incorporation by reference of the prospectus of each Fund, to the extent that an updated prospectus for the Small Cap Fund becomes available during the proxy solicitation period, disclose that the updated prospectus for the Small Cap Fund will be delivered to shareholders of the Berwyn Fund as additional solicitation materials.

Response: The Registrant confirms that the prospectus for the Small Cap Fund dated March 1, 2018 will be enclosed with the mailing of the Proxy Statement/Prospectus.

7.         Comment: By reference to the fee and expense table under the heading “COMPARISON OF FEES AND EXPENSES,” with respect to the reduction in the pro forma amount of fees waived and expenses reimbursed, please disclose that the Adviser will benefit from the Reorganization because the amount of fees waived and expenses reimbursed will be less than prior to the Reorganization.

Response: The following disclosure has been added as requested:

As a result of combining the Funds and the expected reduction in “other expenses” for the Acquiring Fund noted in the table above, the Advisor will benefit from the Reorganization to the extent that the amount of fees waived and/or expenses reimbursed by the Advisor for the Acquiring Fund after the Reorganization is less than the current amount of fees waived and/or expenses reimbursed by the Adviser for the Target Fund and the Acquiring Fund.

8.       Comment: Under the heading “COMPARISON OF FEES AND EXPENSES,” with respect to footnote 1 describing the fee waiver and expense reimbursement arrangements for the Berwyn Fund, please clarify whether recoupment arrangements survive the Reorganization, and, if so, disclose the amounts waived or reimbursed for the Berwyn Fund that are subject to recoupment following the Reorganization.

Response: The following disclosure has been added to footnote 1:

Following the Reorganization, the Adviser will not seek reimbursement of fees previously waived or expenses previously paid for the Berwyn Fund prior to the Reorganization.

9.        Comment: Under the heading “COMPARISON OF FEES AND EXPENSES–Example,” in the lead-in paragraph, please clarify that the expense example gives effect to the fee waiver and expense limitation arrangements for only the one-year period.

Response: The disclosure has been added as requested.

10.       Comment: Under the heading “COMPARISON OF INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGIES,” with respect to the Small Cap Fund’s definition of small capitalization companies as those with market capitalization of $2.5 billion or lower at the time of purchase, to the extent that the Small Cap Fund invests in micro-cap securities as part of its principal investment strategies, please disclose micro-cap company risk under “COMPARISON OF PRINCIPAL RISKS.”

Response: The Registrant confirms that the Small Cap Fund does not invest in micro-capitalization securities as part of its principal investment strategies.

11.      Comment: Under the heading “COMPARISON OF INVESTMENT OBJECTIVES AND PRINCIPAL INVESTMENT STRATEGIES,” the description of principal investment strategies for the Small Cap Fund includes investments in ETFs. However, the line item for Acquired Fund Fees and Expenses (“AFFE”) in the fee and expense tables shows “None.” Please confirm supplementally that AFFE has not been over 1 basis point for the Small Cap Fund, and that any AFFE less than 1 basis point is included in the line item for “Other Expenses.”

Response: The Registrant confirms that for the most recently completed fiscal year, the AFFE for the Small Cap Fund was less than 1 basis point, and that such expenses are included in the line item for “Other Expenses.”

12.     Comment: Under the heading “COMPARISON OF DISTRIBUTION AND PURCHASE, REDEMPTION AND EXCHANGE PROCEDURES–Purchase, Redemption and Exchange Procedures–Redemption Procedures,” with respect to each Fund’s ability to redeem shares in-kind, please explain the limitations to which the Funds are subject with respect to the ability to redeem in-kind.

Response: The following disclosure has been added:

Each Fund generally pays sale (redemption) proceeds in cash. However, under unusual conditions, a Fund may pay all or part of a shareholder’s redemption proceeds in portfolio securities with a market value equal to the redemption price (redemption-in-kind) in lieu of cash in order to protect the interests of the Fund’s remaining shareholders. If a Fund redeems your shares in kind, you will bear any market risks associated with investment in these securities, and you will be responsible for the costs (including brokerage charges) of converting the securities to cash.

13.       Comment: Please confirm that the information required by Items 11(c)(7) and (8) of Form N-1A is included in the Small Cap Fund’s prospectus that will accompany the Proxy Statement/Prospectus.

Response: The Registrant believes that the Small Cap Fund’s prospectus includes the information required by Items 11(c)(7) and (8) of Form N-1A.

14.       Comment: Please disclose that there are no material differences between the valuation policies used by the Funds, or disclose the consequences of any material differences.

Response: Disclosure has been added to state that the Funds have adopted the same policies and procedures for valuing Fund assets.

15.       Comment: By reference to Item 17 of Part C of the Registration Statement, with respect to the undertaking that the Registrant will file a tax opinion in a post-effective amendment to the Registration Statement, please confirm supplementally that a final unqualified opinion and consent of counsel will be filed on or before the closing of the Reorganization, and will be consistent with the views of the SEC staff in Staff Legal Bulletin No. 19.

Response: The Registrant confirms that a final tax opinion and consent that is consistent with the views of the SEC staff in Staff Legal Bulletin No. 19 will be filed on the closing date.

16.      Comment: Section 6(a) of the Securities Act requires that the Registration Statement be signed by, among others, the issuer’s comptroller or principal accounting officer. Please confirm suppementally that Neil Walker, Treasurer, Chief Financial Officer and Secretary of the Registrant, fulfills this role and signed in that capacity.

Response: The Registrant confirms that Neil Walker serves as the Registrant’s Principal Accounting Officer and signed the Registration Statement in that capacity.

Accounting Comments

1.         Comment: If there will be a significant amount of repositioning of the Berwyn Fund’s portfolio in connection with the Reorganization, please disclose the following: (i) the approximate percentage of the Berwyn Fund’s securities that will be sold; (ii) who will bear the costs of the repositioning; (iii) the anticipated cost of the repositioning, as a dollar amount and as a percentage of the Berwyn Fund’s net assets; and (iv) any tax impact of the repositioning, including an estimate of any capital gains triggered by sales of the Berwyn Fund’s securities.

Response: While portfolio realignment has occurred in connection with the change in portfolio managers of the Berwyn Fund, there is not expected to be significant amount of repositioning in connection with the Reorganization.

2.         Comment: With respect to the fee and expense table under the heading “COMPARISON OF FEES AND EXPENSES,” please explain in correspondence the investments that generate AFFE, and confirm that the Small Cap Fund’s investment in the Fidelity Government Portfolio does not require separate disclosure in the line item of AFFE.

Response: During the fiscal year ended October 31, 2017, the Small Cap Fund invested in the iShares Russell 2000 Value ETF and the Fidelity Investments Money Market Funds Government Portfolio-Institutional Class. Because the fees and expenses incurred indirectly by the Small Cap Fund as a result of such investments did not exceed 1 basis point of the Fund’s average net assets, separate disclosure in the line item of AFFE was not included.

3.         Comment: With respect to the fee and expense table under the heading “COMPARISON OF FEES AND EXPENSES,” please confirm that the fees presented are current fees, as required by Item 3 of Form N-14.

Response: The Registrant confirms that the information in the fee and expense tables reflect current fees of the Funds, as required by Item 3 of Form N-14.

4.         Comment: Under the heading “KEY INFORMATION ABOUT THE PROPOSAL– Federal Income Tax Consequences,” please disclose any significant tax impact of repositioning on the Berwyn Fund.

Response: Please see the response to Accounting Comment 1.

5.         Comment: Under the heading “KEY INFORMATION ABOUT THE PROPOSAL– Capitalization,” please add disclaimer language to the following effect to the lead-in paragraph above the capitalization table:

If the Reorganization is consummated, the capitalizations presented below are likely to be different on the closing date as a result of daily share purchase and redemption activity and changes in NAV.

Response: The disclosure has been added as requested.

6.         Comment: In the Statement of Additional Information, at the bottom of the Statement of Assets and Liabilities and the Statement of Operations, please include a statement that refers to the reader to the Notes to Combined Pro Forma Financial Statements.

Response: The disclosure has been added as requested.

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please do not hesitate to call me at (215) 564-8089, or Alan R. Gedrich at (215) 564-8050.

Sincerely,

/s/ Cory O. Hippler
Cory O. Hippler